UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 11, 2020	By	/s/ Wang Jian
			Name:	Wang Jian
			Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT ANNOUNCEMENT ON THE ELECTION OF EMPLOYEE REPRESENTATIVE SUPERVISOR OF THE NINTH SESSION OF THE SUPERVISORY COMMITTEE

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

The Company and all members of the board of directors warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

In accordance with the relevant requirements of the Company Law of the People’s Republic of China and the articles of association and rules for the meeting of the supervisory committee of China Eastern Airlines Corporation Limited (the “Company”), the Company recently held the 2020 first joint meeting of group leaders of the sixth session of the employee representatives, in which the resolution regarding the election of Mr. Zhou Huaxin (“Mr. Zhou”) as the employee representative supervisor of the ninth session of the supervisory committee of the Company (the “Ninth Session of the Supervisory Committee”) was considered and approved. The term of office of Mr. Zhou as the employee representative supervisor of the Ninth Session of the Supervisory Committee of the Company shall commence from December 2020 until the expiry of the term of the Ninth Session of the Supervisory Committee.

The biographical details of Mr. Zhou are set out below:

Mr. Zhou, aged 49, is currently the head of group work department of the Company and China Eastern Air Holding Company Limited (“CEA Holding”). Mr. Zhou joined the civil aviation industry in June 1993 and served as the deputy director of general office and director of research office of CEA Holding and office director of the Company. He served as the director of general office and director of foreign affairs office (Hong Kong, Macao and Taiwan affairs office) of CEA Holding from June 2014 to August 2017; the secretary of party committee and vice president of the Anhui branch of the Company from August 2017 to April 2018; and the executive vice president and member of party committee of the Beijing branch of the Company from April 2018 to September 2020. He has served as the head of group work department of the Company and CEA Holding since September 2020. Mr. Zhou graduated from Lanzhou University majoring in Marxism, and obtained a master’s degree in economics from the Renmin University of China majoring in national economic planning and management and an Executive Master of Business Administration degree from the School of Management of Fudan University. He holds a political work specialist title.

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There is no service contract entered into between the Company and Mr. Zhou in respect of his proposed appointment as the employee representative supervisor of the Company. Mr. Zhou’s remuneration will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

As far as the directors are aware and save as disclosed above, Mr. Zhou (i) does not presently, and did not in the last three years, hold any other position in the Company and any of its subsidiaries; (ii) has not held any other directorship in the last three years in public companies, the securities of which are listed on any securities market in Hong Kong or overseas; (iii) has no other major appointment and professional qualification; (iv) does not have any other relationship with any director, senior management or substantial or controlling shareholder of the Company; and (v) does not have, or is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this announcement, the board of directors is not aware of any other matter in relation to the appointment of Mr. Zhou which is required to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules and any other matter that needs to be brought to the attention of the shareholders of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
10 December 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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